

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Douglas Horne
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, VA 22107

      Re: Gannett Co., Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed March 2, 2020
          File No. 001-36097

Dear Mr. Horne:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Office of Manufacturing

cc: Neuhy Hubush